Exhibit 4.15

CONFORMED COPY

SHAREHOLDERS’ CONTRIBUTION LOAN AGREEMENT

This agreement sets out the terms of the shareholders’ contribution made to Concordia Bus AB (“Bus”) by Concordia Bus Nordic AB (“Nordic”) in February 2003. Unless otherwise specified, defined terms used in this agreement shall have the meanings assigned to them in the Mezzanine Facility Agreement entered into on or about the date hereof between, inter alia, Bus, Concordia Bus Nordic Holding AB and certain lenders named in that agreement (the “Mezzanine Facility Agreement”).

1.                                               Nordic has undertaken to make a shareholders’ contribution to Bus in February 2003 of SEK 108,273,353, which remains outstanding. Consequently, Bus has a claim on Nordic in the amount of SEK 108,273,353 at the date hereof (as the same may be increased in accordance with this agreement or decreased as a result of repayments under Clause 4). Prior to this agreement becoming effective, Bus has transferred to Concordia Bus Nordic Holding AB (“Holding”) its rights to receive SEK 80,000,000 of the shareholders’ contribution under this Agreement (such transferred part of the shareholders’ contribution is hereinafter referred to as the “Loan”).

2.                                               For so long as the Tranche C Facility is outstanding:

2.1                                          the Loan shall bear interest at an annual rate of 11% per annum (calculated on a 360-day basis) on the principal amount of the Loan;

2.2                                          interest shall be paid semi-annually in arrears, two business days before each Interest Payment Date, and upon the date the Loan is to be repaid in full (the “Interest Date”);

2.3                                          the Loan shall be repaid in full on 15 October 2010 and prior to such date Bus shall not demand the repayment of any principal amount of the Loan and Nordic shall not be entitled to prepay any amount of the Loan outstanding; and

2.4                                          without prejudice to Clause 2.2, any interest that is not paid when due shall on the day following the relevant Interest Date be added to the principal amount of the Loan and shall bear interest in accordance with the terms of this Agreement.

3.                                               For so long as the Tranche A Facility is outstanding:

3.1                                          the Loan shall bear interest at an annual rate of 11% per annum on the principal amount of the Loan;

3.2                                          interest shall be paid semi-annually in arrears on each Interest Date;

3.3                                          on each Interest Date, Nordic shall repay an amount of the Loan outstanding which when taken together with the interest payment calculated pursuant to sub-Clause 3.1 above, and the interest payment made on or around the same Interest Date under the Amended and Restated Subordinated Shareholder Loan between Nordic and Holding is equal to the Cash Interest payable on the Tranche A Facility on the corresponding Interest Payment Date (as defined in the Mezzanine Facility Agreement); and

3.4                                          without prejudice to Clause 3.2, any interest that is not paid when due shall be added to the principal amount of the Loan and shall bear interest in accordance with the terms of the Mezzanine Facility Agreement.

4.                                               Subject to sub-Clause 3.3 above, the Loan shall be repaid in full on the date which is two Business Days prior to the earlier of 1 February 2010 and the date on which the Tranche A Advance is required to be repaid. Save as provided in Clause 3.3 and Clause 4, Nordic may not repay the Loan without the consent of Bus.

5.                                               All terms of this agreement shall be binding upon, and inure to the benefit of and be enforceable by, the respective successors and permitted assigns of the parties hereto, and any transferee or assignee of the rights under the Loan shall take such rights subject to this agreement, including the terms and conditions of Annex A hereto.

6.                                               This agreement shall be governed by and construed in accordance with Swedish law.

7.                                               All amendments to this agreement and any waiver with regard to this Agreement shall be made only in writing, and only by an agreement signed by all the parties hereto. Neither Holding nor Bus may assign or transfer its rights or obligations hereunder without the prior written consent of Bus.

8.                                               If, at any time, one or more provisions of this agreement is or becomes invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent necessary without affecting or impairing the validity, legality and enforceability of the other provisions hereof or of such provision in any other jurisdiction. The parties agree that such illegal, invalid or unenforceable provision shall be deemed replaced by another provision which comes as close as possible to the purpose of this agreement.

This agreement has been made in three copies, of which each of the parties have received one.

Concordia Bus Nordic AB	Concordia Bus Nordic Holding AB

/s/ RAGNAR NORBÄCK	/s/ HARALD ARNKVAERN
Place and date: Stockholm July 18, 2005	Place and date: Stockholm July 18, 2005

Concordia Bus AB

/s/ HARALD ARNKVAERN
Place and date: Stockholm July 18, 2005